SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZIONS BANCORPORATION

(Name of Subject Company (Issuer))

ZIONS BANCORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, Issuer, or other person))

Series I Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

Depositary Shares each representing a 1/40th ownership interest in a share of

Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

(Title of Class of Securities)

989701BD8

989701BF3

989701859

(CUSIP Number of Class of Securities)

Thomas E. Laursen

Executive Vice President and General Counsel

One South Main, 15th Floor

Salt Lake City, Utah, 84133

Telephone: (801) 844-7637

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$180,000,000	$18,126

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016 equals $100.70 per million dollars of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,126	Filing Party: Zions Bancorporation
Form or Registration No: Schedule TO	Date Filed: October 19, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Zions Bancorporation, a Utah corporation (the “Company” or “Zions”), with the Securities and Exchange Commission (“SEC”) on October 19, 2015. The Schedule TO relates to the offer by the Company to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), the Company’s outstanding (a) Series I Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (the “Series I Shares”), (b) Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (the “Series J Shares”), and (c) depositary shares each representing a 1/40th ownership interest in a share of Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000.00 per share (equivalent to $25.00 per depositary share) (the “Series G Depositary Shares” and together with the Series I Shares and the Series J Shares, the “Securities”), in an amount such that the aggregate purchase price plus Accrued Dividends (as defined in the Offer to Purchase) for such Securities shall not exceed $180,000,000.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Offer to Purchase (Exhibit(a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby amended as follows:

Summary Term Sheet

The paragraph next to the heading, “Proration” on page 3 of the Offer to Purchase is deleted in its entirety and replaced with the following:

If proration of a series of Securities is required, due to our inability to accept for purchase all Securities validly tendered and not properly withdrawn prior to the Expiration Date within a particular Acceptance Priority Level without exceeding the Maximum Aggregate Purchase Amount, Zions or the Tender Agent will determine the final proration factor as soon as practicable after the Expiration Date, and we will announce the results of proration by press release. Fractions for the Series G Depositary Shares resulting from the proration calculation will be rounded down to the next whole share. Fractions for the Series I Shares and Series J Shares will be rounded down to the nearest $1,000 increment. The proration factor for any given series of Securities will be calculated by first determining the aggregate liquidation preference of such series of Securities that Zions would be able to purchase (taking into account that to purchase such aggregate liquidation preference, Zions would need to pay both the applicable Offer Price and applicable Accrued Dividends for such series of Securities) without exceeding the Total Consideration Amount (in the case of the Series I Shares), the Priority Level 2 Remaining Amount (in the case of the Series J Shares), or the Priority Level 3 Remaining Amount (in the case of the Series G Depositary Shares). Zions would then divide that aggregate liquidation preference for such series of Securities by the aggregate liquidation preference of such series of Securities that were tendered in the Offer.

Number of Securities; Expiration Date.

The section of the Offer to Purchase entitled “Number of Securities; Expiration Date” is amended by deleting the fourth paragraph on page 9 of the Offer to Purchase in its entirety and replacing it with the following:

If proration of a series of Securities is required, due to our inability to accept for purchase all Securities validly tendered and not properly withdrawn prior to the Expiration Date within a particular Acceptance Priority Level without exceeding the Maximum Aggregate Purchase Amount, Zions or the Tender Agent will determine the final proration factor as soon as practicable after the Expiration Date, and we will announce the results of proration by press release. Fractions for the Series G Depositary Shares resulting from the proration calculation will be rounded down to the next whole share. Fractions for the Series I Shares and Series J Shares will be rounded down to the nearest $1,000 increment. The proration factor for any given series of Securities will be calculated by first determining the aggregate liquidation preference of such series of Securities that Zions would be able to purchase (taking into account that to purchase such aggregate liquidation preference, Zions would need to pay both the applicable Offer Price and applicable Accrued Dividends for such series of Securities) without exceeding the Total Consideration Amount (in the case of the Series I Shares), the Priority Level 2 Remaining Amount (in the case of the Series J Shares), or the Priority Level 3 Remaining Amount (in the case of the Series G Depositary Shares). Zions would then divide that aggregate liquidation preference for such series of Securities by the aggregate liquidation preference of such series of Securities that were tendered in the Offer.

Certain Information Concerning Zions.

The section of the Offer to Purchase entitled “Certain Information Concerning Zions” is amended and supplemented by the following information:

The following persons are the directors and/or executive officers of Zions:

Name	Position
Harris H. Simmons	Chairman and Chief Executive Officer. Chairman of Zions First National Bank.

Jerry C. Atkin	Director.

John C. Erickson	Director.

Patricia Frobes	Director.

Suren K. Gupta	Director.

J. David Heaney	Director.

Vivian S. Lee	Director.

Edward F. Murphy	Director.

Roger B. Porter	Director.

Stephen D. Quinn	Director.

L.E. Simmons	Director.

Steven C. Wheelwright	Director.

Shelley Thomas Williams	Director.

James R. Abbott	Senior Vice President, Investor Relations and External Communications.

Bruce K. Alexander	Executive Vice President. Chairman, President and Chief Executive Officer of Vectra Bank Colorado, N.A.

Name	Position

A. Scott Anderson	Executive Vice President. President and Chief Executive Officer of Zions First National Bank.

David E. Blackford	Executive Vice President. Chairman, President and Chief Executive Officer of California Bank & Trust.

Paul E. Burdiss	Chief Financial Officer.

Julie G. Castle	Executive Vice President. Chief Executive Officer of Zions Capital Advisors. Chairman of Zions Trust, N.A.

Dallas E. Haun	Executive Vice President. President and Chief Executive Officer of Nevada State Bank.

W. David Hemingway	Executive Vice President, Capital Markets & Investments.

Alexander J. Hume	Senior Vice President and Controller.

Dianne R. James	Executive Vice President and Chief Human Resources Officer.

Thomas E. Laursen	Executive Vice President and General Counsel.

LeeAnne B. Linderman	Executive Vice President, Retail Banking.

Keith D. Maio	Executive Vice President and Chief Banking Officer.

Scott J. McLean	President and Chief Operating Officer.

Michael Morris	Executive Vice President and Chief Credit Officer.

Joseph L. Reilly	Executive Vice President and Chief Information Officer.

Stanley D. Savage	Executive Vice President. Chief Executive Officer of The Commerce Bank of Washington, N.A.

Edward P. Schreiber	Executive Vice President and Chief Risk Officer.

Steven D. Stephens	Executive Vice President. Chief Executive Officer of Amegy Bank of Texas.

Mark R. Young	Executive Vice President. President and Chief Executive Officer of National Bank of Arizona.

The business address and telephone number for all of the above directors and executive officers is: c/o One South Main, 15th Floor, Salt Lake City, Utah, 84133 and (801) 844-7637.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

Effects of the Offer on the Market for the Securities.

The section of the Offer to Purchase entitled “Effects of the Offer on the Market for the Securities” is amended and supplemented by the following information:

Except for the Offer, the Company does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Controller

Date: October 30, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 19, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(5)(A)	Press Release, dated October 19, 2015.*

(b)	Not applicable.

(d)(1)	Restated Articles of Incorporation of Zions Bancorporation dated July 8, 2014, incorporated by reference to Exhibit 3.1 of Form 8-K/A filed on July 18, 2014.

(d)(2)	Restated Bylaws of Zions Bancorporation dated February 27, 2015, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2015.

(d)(3)	Deposit Agreement dated as of February 7, 2013 among Zions Bancorporation, Zions First National Bank as Depositary and the holders from time to time of the Depositary Receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed on February 7, 2013.

(d)(4)	Senior Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to senior debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.1 of Form 10-K for the year ended December 31, 2011.

(d)(5)	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.

(d)(6)	Junior Subordinated Indenture dated August 21, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to junior subordinated debentures of Zions Bancorporation, incorporated by reference to Exhibit 4.3 of Form 10-K for the year ended December 31, 2011.

(d)(7)	Warrant to purchase up to 5,789,909 shares of Common Stock, issued on November 14, 2008, incorporated by reference to Exhibit 4.4 of Form 10-K for the year ended December 31, 2013.

(d)(8)	Warrant Agreement, between Zions Bancorporation and Zions First National Bank, and Warrant Certificate, incorporated by reference to Exhibit 4.1 of Form 10-Q for the quarter ended September 30, 2010.

(d)(9)	Zions Bancorporation 2012-2014 Value Sharing Plan, incorporated by reference to Exhibit 10.3 of Form 10-K for the year ended December 31, 2012.

(d)(10)	Zions Bancorporation 2013-2015 Value Sharing Plan, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended September 30, 2013.

(d)(11)	Zions Bancorporation 2014-2016 Value Sharing Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2014.

(d)(12)	Zions Bancorporation 2015-2017 Value Sharing Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2015.

(d)(13)	2012 Management Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2012.

(d)(14)	Zions Bancorporation Third Restated and Revised Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2013.

(d)(15)	Zions Bancorporation Fourth Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2013.

(d)(16)	Amended and Restated Amegy Bancorporation, Inc. Non-Employee Directors Deferred Fee Plan, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended September 30, 2013.

(d)(17)	Zions Bancorporation First Restated Excess Benefit Plan, incorporated by reference to Exhibit 10.8 of Form 10-K for the year ended December 31, 2014.

(d)(18)	Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB effective October 1, 2002, incorporated by reference to Exhibit 10.9 of Form 10-K for the year ended December 31, 2012.

(d)(19)	Amendment to the Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB substituting Prudential Bank & Trust, FSB as the trustee, incorporated by reference to Exhibit 10.12 of Form 10-K for the year ended December 31, 2010.

(d)(20)	Amendment to Trust Agreement Establishing the Zions Bancorporation Deferred Compensation Plans Trust, effective September 1, 2006, incorporated by reference to Exhibit 10.11 of Form 10-K for the year ended December 31, 2012.

(d)(21)	Fifth Amendment to Trust Agreement between Fidelity Management Trust Company and Zions Bancorporation for the Deferred Compensation Plans, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter September 30, 2013.

(d)(22)	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.12 of Form 10-K for the year ended December 31, 2012.

(d)(23)	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2012.

(d)(24)	Third Amendment to the Zions Bancorporation Deferred Compensation Plans Master Trust agreement between Zions Bancorporation and Fidelity Management Trust Company, dated June 13, 2012, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended June 30, 2012.

(d)(25)	Zions Bancorporation Restated Pension Plan effective January 1, 2002, including amendments adopted through December 31, 2010, incorporated by reference to Exhibit 10.16 of Form 10-K for the year ended December 31, 2010.

(d)(26)	First amendment to the Zions Bancorporation Pension Plan, dated June 28, 2013, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2013.

(d)(27)	Zions Bancorporation Executive Management Pension Plan, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2014.

(d)(28)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Restated and Amended effective January 1, 2002, including amendments adopted thru December 31, 2010, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2010.

(d)(29)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 14, 2012, incorporated by reference to Exhibit 10.18 of Form 10-K for the year ended December 31, 2012.

(d)(30)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2012.

(d)(31)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 5, 2010, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2010.

(d)(32)	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 5, 2010, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2010.

(d)(33)	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated April 30, 2010, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2010.

(d)(34)	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated October 1, 2014, incorporated by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2014.

(d)(35)	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated October 1, 2014, incorporated by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2014.

(d)(36)	Amended and Restated Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2012.

(d)(37)	Standard Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2012.

(d)(38)	Standard Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2012.

(d)(39)	Standard Restricted Stock Unit Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter ended June 30, 2012.

(d)(40)	Standard Directors Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2010.

(d)(41)	Standard Directors Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2009.

(d)(42)	Standard Directors Restricted Stock Unit Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2011.

(d)(43)	Form of Performance Stock Option Award Agreement, 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended September 30, 2013.

(d)(44)	Form of Performance Restricted Stock Unit Award Agreement, 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.7 of Form 10-Q for the quarter ended September 30, 2013.

(d)(45)	Amegy Bancorporation 2004 (formerly Southwest Bancorporation of Texas, Inc.) Omnibus Incentive Plan, incorporated by reference to Exhibit 10.47 of Form 10-K for the year ended December 31, 2009.

(d)(46)	Form of Change in Control Agreement between the Company and Certain Executive Officers, incorporated by reference to Exhibit 10.37 of Form 10-K for the year ended December 31, 2012.

(d)(47)	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2014.

(d)(48)	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2014.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed October 19, 2015.